SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)1

                      Harding Lawson Associates Group, Inc.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   412293-10-2
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 29, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 412293-10-2                13D          Page 2 of 6 Pages
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================================================================================
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            LIONHEART GROUP, INC.
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS*
                        WC
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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      6        CITIZENSHIP OR PLACE OR ORGANIZATION
                      DELAWARE
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  NUMBER OF        7       SOLE VOTING POWER
    SHARES
 BENEFICIALLY                    328,000
OWNED BY EACH
  REPORTING    -----------------------------------------------------------------
 PERSON WITH
                   8       SHARED VOTING POWER

                                 -0-
              ------------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                                 328,000
              ------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                                 -0-
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      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     328,000
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      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
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      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     6.55%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                     IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 412293-10-2                13D          Page 3 of 6 Pages
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================================================================================
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          ACQUISITOR PLC
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     WC, OO
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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      6        CITIZENSHIP OR PLACE OR ORGANIZATION
                     DELAWARE
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  NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  558,400(1)
OWNED BY EACH
  REPORTING    -----------------------------------------------------------------
 PERSON WITH
                   8     SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                               558,400(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     558,400(1)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     11.16%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                     CO
================================================================================
(1) Includes options to purchase 328,000 shares of Harding Lawson Associates Group, Inc. granted by Lionheart Group, Inc. to Acquisitor Plc under the terms and conditions of an Option Agreement dated February 25, 2000.

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CUSIP No. 412293-10-2                13D          Page 4 of 6 Pages
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         The following  constitutes  Amendment No. 7 to the Schedule 13D jointly
filed  by  Lionheart   Group,   Inc.   ("Lionheart")   and  by  Acquisitor   plc
("Acquisitor"). The Schedule 13D, as amended, filed by Lionheart and is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 7, the Schedule 13D remains in full force and effect.

Item 3 is amended to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 328,000 Shares of Common Stock acquired by Lionheart is $2,463,426 and came from the working capital of the investment funds and managed accounts for whose accounts such Shares were purchased. The purchase price of 230,400 Shares of Common Stock acquired by Acquisitor is $1,803,025 and came from its working capital. The aggregate purchase price of the options to purchase 328,000 Shares of Common Stock, if exercised, is $2,624,000 and will be paid with up to 405,000 new ordinary shares of Acquisitor as part of the terms of an Option Agreement by and between the Reporting Persons dated February 25, 2000.

Items 5(a) and (c) are amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 5,004,328 Shares outstanding, which is the total number of shares of Common Stock outstanding as of December 30, 1999 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1999.

                  As of the close of business on February 25, 2000, Lionheart beneficially owns 328,000 Shares of Common Stock, constituting approximately 6.55% of the Shares of Common Stock outstanding and Acquisitor beneficially owns 558,400 Shares of Common Stock constituting approximately 11.16% of the Shares of Common Stock outstanding.

                  (c) Schedule B annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.


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CUSIP No. 412293-10-2                13D          Page 5 of 6 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   March 1,  2000                 LIONHEART GROUP, INC.


                                        By:  /s/ C. Duncan Soukup
                                           -------------------------------------
                                        Name: C. Duncan Soukup
                                        Title: CEO and President


                                        ACQUISITOR PLC


                                        By:  /s/ C. Duncan Soukup
                                           -------------------------------------
                                        Name: C. Duncan Soukup
                                        Title: Chief Executive Officer




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CUSIP No. 412293-10-2                13D          Page 6 of 6 Pages
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                                   SCHEDULE B

                           Transactions in the Shares
                             Within the Past 60 Days


                        Shares of Common
                              Stock          Price Per            Date of
    Purchaser/Seller    Purchased/(Sold)       Share           Purchase/Sale
                        ----------------       -----           -------------
     Lionheart                 10,000         $7.500             12/31/99
     Lionheart                 30,000         $7.469             01/19/00
     Acquisitor                 6,400         $7.063             01/31/00
     Acquisitor                15,000         $7.500             02/01/00
     Acquisitor                 1,000         $7.563             02/04/00
     Lionheart               (111,700)        $7.438             02/07/00
     Acquisitor               112,000         $7.500             02/07/00
     Acquisitor                10,000         $8.063             02/14/00
     Acquisitor                 5,000         $8.063             02/22/00
     Acquisitor                81,000         $8.125             02/29/00